Via EDGAR
Attn: Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
January 20, 2009

Re:         Firsthand Funds (the “Trust” or the “Registrant”); File Nos: 33-73832 and 811-08268

Dear Mr. Rupert:

Pursuant to our telephone conversation on January 13, 2009, the following are our responses to your comments on Firsthand Funds’ (the “Trust’s”) proxy statement filed on January 8, 2009.

Comment 1: Provide the Tandy representations in the response letter.

As requested, the Registrant represents as follows:

We acknowledge that:

•      the Registrant is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2: Confirm and clarify that shareholders of Firsthand e-Commerce Fund are entitled to vote both for the reorganization as well as the election of directors.

Comment accepted. Clarifying language has been added to the proxy statement accordingly.

January 20, 2009

Comment 3: Clarify that various reports referenced in the proxy statement are available online to shareholders.

Comment accepted.  We have revised the proxy statement to clarify that the Annual Report dated December 31, 2007, the Semi-Annual Report dated June 30, 2008, and the Annual Report dated December 31, 2008 (when it becomes available) are all available online on the SEC’s website.

Comment 4: Supply biographical information missing from the Trustee information table.

Comment accepted.  We confirm that the biography of directors now includes all required information (including Greg Burglin and Kevin Tanner’s prior service as trustees of Black Pearl Funds and Kevin Landis’ serving as a director for various private companies).

Comment 5: Provide additional disclosure regarding Trustee compensation for the calendar year 2008.

Comment accepted.  We have revised the relevant sections in the proxy statement accordingly. Specifically, we have added a comparative table showing the former disinterested Trustees’ compensation in 2008 alongside the compensation that would have been paid to the current disinterested Trustees under their current compensation formula, had they served for the duration of 2008.

Comment 6: Clarify options disclosure on page 8 of the proxy statement and provide more information regarding the various types of put and call options that will be used. Furthermore, address whether you will be using covered calls as commonly known or as that term is used for Section 18 purposes.

Comment accepted. We have provided clarifying language to address the above concerns.

Comment 7: Confirm that an options trading strategy, if approved, would not constitute a change in the principal investment strategy of Firsthand Technology Value Fund.

Comment accepted. If the proposal to allow options trading is approved by shareholders, Firsthand Technology Value Fund will not invest greater than 10% of its assets in options, and therefore it will not be a principal investment strategy of that fund. We have added additional language to the proxy statement to that effect.

Comment 8: Clarify on the proxy cards that only shareholders of Firsthand Technology Value Fund shall be entitled to vote on Proposal 3.

January 20, 2009

Comment accepted. The proxy cards are now fund-specific, and the voting boxes for Proposal 3 on the revised proxy cards for all other series of the Trust have been replaced with the words “not applicable”.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-521-4138. We represent that the Trust will not file any definitive proxy statement until after we have addressed all of your concerns.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
Firsthand Capital Management, Inc.

cc:  Kevin Landis, President, Firsthand Capital Management, Inc.